UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For: August 11, 2017

MAG Silver Corp.

(SEC File No. 0-50437)

#770 – 800 West Pender Street, Vancouver BC, V6C 2V6, CANADA

Address of Principal Executive Office

The registrant files annual reports under cover:		Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934:		Yes ☐	No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Exhibits

99.1	Unaudited Condensed Interim Consolidated Financial Statements for period ending June 30, 2017
99.2	Management Discussion and Analysis for period ending June 30, 2017
99.3	Form 52-109F2 CEO Certification of Interim Filings
99.4	Form 52-109F2 CFO Certification of Interim Filings
99.5	News Release dated August 11, 2017 – Financial Results

Date: August 11, 2017	MAG Silver Corp.
“George Paspalas”
GEORGE PASPALAS
President & CEO